U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           BECK & CO.
         (Name of Small Business Issuer in its charter)


            Nevada                          88-0390828
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


  7865 South Citori Drive, Building B No. 206, Sandy, UT  84070
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 562-5687


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I                                                          3

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       4
     Operations

3.   Description of Properties                                  4

4.   Security Ownership of Certain Beneficial Owners  and       4
     Management

5.   Directors, Executive Officers, Promoters and Control       5
     Persons

6.   Executive Compensation                                     6

7.   Certain Relationships and Related Transactions             6

8.   Legal Proceedings                                          6

9.   Market  for  Common Equity and  Related  Stockholder       6
     Matters

10.  Recent Sales of Unregistered Securities                    6

11.  Description of Securities                                  7

12.  Indemnification of Directors and Officers                  8

13.  Financial Statements                                       8

14.  Changes  in  and  Disagreements with  Accountants  on      8
     Accounting and Financial Disclosure

15.  Financial Statements and Exhibits                          9

                ITEM 1.  DESCRIPTION OF BUSINESS

History

The Company was formed as a Nevada corporation on April 14, 1998, for the purpose of operating as a specialty jewelry retailer. Immediately following organization of the Company, it issued 1,000,000 shares of its common stock to its officer and director, Larry L. Beck for services rendered to the Company. In April 1998, the Company completed a private offering of 500,000 shares of its common stock as a sales price of $0.001 per share or an aggregate offering of $500 [founders]. In April 1999, the Company completed a private offering of 21,750 shares of its common stock at a sales price of $1.00 per share or an aggregate offering of $21,750.

General

The Company was organized to operate as a specialty retailer of fine jewelry. With the completion of its private offering, the Company will commence its operations by establishing a retail jewelry presence on the Internet. The Company plans on establishing specialty outlets in small rural communities nationwide, where it can achieve local market dominance. The Company will offer an in-depth selection of fine jewelry and precious and semi-precious gemstones including diamonds, gold, precious and semi-precious jewelry.

The Company will initially establish a retail presence on the Internet until it is able to raise sufficient funds to begin implementing its plan to open retail stores in small rural communities. It will establish and maintain a website on the Internet, cataloging its jewelry products and allowing customers to purchase products online.

The Company plans on opening from 500-800 square foot retail stores in rural communities that convey a pleasant and inviting ambiance. With its retail stores operating in small rural communities, the Company believes that it will not have to contend with the substantial number of competitors located in larger cities and will benefit from word of mouth advertising. Store concepts are expected to be designed around a natural or `new age' theme. As such, special attention will be given to lighting, colors and background music. The use of several cases will allow the Company's customers to have a partial look at merchandise, allowing a well planned sales presentation to commence.

The Company does not manufacture its merchandise. It anticipates purchasing substantially its entire inventory directly from third party manufacturers and cutters located in the United States and abroad. The Company anticipates that vendors will commit merchandise on a consignment basis, eliminating the need to purchase inventory until it is sold. The Company also anticipates having arrangements with subcontractors to finish and set stones in order to keep costs down.

The Company plans on using computer systems to accurately control inventory. The computer systems will also assist in direct mailings, and facilitate future add on sales by customers. The Company will maintain a database of its customers buying habits, birthdays, anniversaries and other special occasions and be able to direct target-mailing offerings add on merchandise.

Governmental Regulation

There is no significant government regulation of the Company's operations.

Competition

The Company will be involved in intense competition with other local jewelry outlets as well as mail order companies and other Internet sites. Such competing companies have lengthier experience as jewelry retailers, along with greater financial and other resources than the Company. Additionally, the Company will compete, to a limited extent, with out of state jewelry outlets to the extent that customers choose to purchase products in larger cities. There is no assurance that the Company will be able to respond to competitive pressures.

Employees

The Company is a development stage company and currently has no employees, except its executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for full-time employees and their availability will be determined on an as needed basis.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

Quarterly  Period  Ended March 31, 1999 and Calendar  Year  Ended
December 31, 1998.

The Company had net sales of $185 in the first quarter of 1999 and $13,229 for the period from inception on April 15, 1998, through December 31, 1998. Cost of Sales was $28 in the first quarter of 1999 and $8,940 for the period from inception on April 15, 1998, through December 31, 1998.

General and administrative expenses in the first quarter of 1999 and period ended December 31, 1998, consisted of general corporate administration, legal and professional expenses, and accounting and auditing costs. These expenses were $2,370 for the three months ended March 31, 1999 and $11,052 for the period year from inception on April 15, 1998, through December 31, 1998. The Company had no interest expense or income in the periods ending March 31, 1999 or December 31, 1998.

As a result of the foregoing factors, the Company realized a net loss of $2,213 for the quarter ended March 31, 1999, and a net loss of $6,763 for the period from inception on April 15, 1998, through December 31, 1998..

Liquidity and Capital Resources

At March 31, 1999, the Company had working capital of $14,274 as compared to working capital of $1,737 at December 31, 1998. The working capital resulted form the sale of 21,750 shares of common stock resulting in gross proceeds to the Company of $21,750. The Company intends to apply its working capital to paying administrative costs and marketing the Company's jewelry products through its website. The Company estimates that the net proceeds of the offering will cover the Company's operating expenses for a term of six months through October 1999, after which the Company intends to rely on revenue generated from sale of its jewelry products to fund operations, including the Company's plan to establish retail locations in rural communities. If the Company is unable to generate sufficient revenue to support and expand its operations, it may need to seek debt or equity financing. The Company has not identified any potential sources of debt or equity financing and can not predict whether any such financing will be available to the Company should it be needed on terms acceptable to the Company.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company is currently operating from a home office located at [new]. This office is provided by an officer and director of the Company at no expense.

ITEM  4.   SECURITY  OWNERSHIP OF CERTAIN BENEFICIAL  OWNERS  AND
MANAGEMENT

The following table sets forth as of May 27, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                           Common     Percent
                                           Shares        of
                                                      Class(2)
Name and Address

Larry L. Beck (1)(2)                      1,000,000     65.7
7865 South Citori Drive
Building B, No. 206
Sandy, UT  84070

James P. Evans                             200,000      13.1
P.O. Box 935
Wells, Nevada 89835

Valerie King (2)                           100,000      6.6
148 Cascade Drive
Sp. Creek, Nevada 89815

Douglas E. Madden                          200,000      13.1
444 Elm street
Elko, Nevada 89801

All Executive officers and Directors      1,000,000     65.7
  as a Group (1 person)

(1)  Mr. Beck is the sole officer and director of the Company.

(2)  Valerie King is the spouse of Larry L. Beck.  Accordingly,
Mr. Beck and Ms. King may be deemed to have shared voting and investment control with respect to the shares owned by them.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Larry L. Beck       46   President, Secretary,           1998
                         Treasurer and Director

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Larry L. Beck is the founder of the Company and has served as President, Secretary, Treasurer and Director since its incorporation in April 1998. Mr. Beck has over 20 years experience in various aspects of the retail jewelry business including purchasing, merchandising, appraising, managing and restructuring. From March 1996 through December 1997, Mr. Beck was involved in sales and jewelry appraising for Fortier Jewelers, a chain of jewelry stores in Utah. From September 1994 through February 1996 Mr. Beck managed the Shane Company, a wholesale jewelry store in Utah. Mr. Beck helped open the first store and participated in its growth to over $3,000,000 in sales. From April 1993 to September 1994 Mr. Beck was a consultant for Silverman Retail Consultants, a consulting firm that assisted distressed retailers in the area of closeouts, bankruptcies, acquisitions and marketing.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no arrangement for compensating any of its executive officers. At such time as the results of operations of the Company improve, it is expected the Company will implement compensation arrangements for its executive officers.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On  April 14, 1998, the Company issued 1,000,000 shares of common stock,  par  value  $0.001  per  share,  to  Larry  L.  Beck,  in
consideration   of  services  rendered  and  other  consideration
received in connection with the formation of the Company.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

 ITEM 9.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

There is no established trading market for the Company's common stock. The Company has no outstanding options or warrants to purchase, or securities convertible into, common equity.

Of the 1,521,750 shares of common stock outstanding, 1,500,000 shares ("Control Shares"), are held by officers, directors, and 10% stockholders of the Company, and are subject to restrictions on resale under Rule 144 promulgated under the Securities Act of 1933. Control Shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At May 21, 1999, there were approximately 31 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Immediately following organization of the Company in April 1998, it issued 1,000,000 shares of its common stock to its sole officer and director in connection with the formation of the Company. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

In connection with for formation of the Company, it issued on April 14, 1998, 500,000 shares of common stock at a price of $0.001 per share or a total of $500. The shares were sold in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about June 1, 1998, with all offered shares sold at a gross purchase price of $500. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares are as follows:

James P. Evans                                        200,000 shares
Valerie King                                          100,000 shares
Douglas E. Madden                                     200,000 shares

On June 1, 1998, the Company commenced a placement of 100,000 shares of common stock at a price of $1.00 per share in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about April 2, 1999, with 21,750 shares sold at a gross purchase price of $21,750. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The purchasers of the shares are as follows:

John Banas                                              500 shares
Gordon E. Beckstead                                     500 shares
John Bradley                                            500 shares
Stephen Bushansky                                     2,000 shares
Bill M. Conrad                                          500 shares
John K. Delisa, Jr.                                     500 shares
Elvena Inc.                                           5,000 shares
Jeffrey Falke                                           150 shares
William Falke                                           150 shares
Debra Gellar                                          1,000 shares
Eugene Gellar                                         1,000 shares
Douglas J. and Donna K. Kilmas                          500 shares
Kuno Laren                                              500 shares
Michael A. Linsky                                       500 shares
John B. Lowy                                            200 shares
Debra A. Marsalisi                                      500 shares
Fay M. Matsukage                                        500 shares
Raymond E. and Tamara D. McElhaney                      500 shares
OMI Trust                                               750 shares
Steven and Tracie Pollack                               750 shares
Tracie Pollack                                          750 shares
Barry Potter                                            500 shares
Stephen Richards                                      2,000 shares
Andrew D. Russ                                          500 shares
Hal Schoenfeld                                          500 shares
Charlie Trench                                          500 shares
Michael L. Valo                                         500 shares

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001 per share, of which 1,521,750 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Company's articles of incorporation provide that no director or officer of the Company shall be personally liable to the Company to the extent provided in the Nevada Revised Statutes. The Nevada Revised Statutes provide that no officer or director of a corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such officer or director, except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law, or the payments of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

                  ITEM 13. FINANCIAL STATEMENTS

     The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

   ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

Independent Auditors' Report
Balance Sheets
Statement of Operations
Statement of Stockholders' Equity From Inception through December
31, 1998
Statement of Cash Flows
Notes to the Financial Statements

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit   SEC    Title of Document                       Page
 No.      Ref.
          No.

  1      (3)(i)  Articles of Incorporation, as amended    E-1

  2     (3)(ii)  By-Laws                                  E-3

  3       (27)   Financial Data Schedules                  *

* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   BECK & CO.

Date:  July 5, 1999                By: /s/ Larry L. Beck, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: July 5, 1999              /s/ Larry L. Beck, Director

                           BECK & CO.
                 (A Development Stage Company)

                      Financial Statements

              March 31, 1999 and December 31, 1998



                          C O N T E N T S


Independent Auditors' Report                                      F-2

Balance Sheets                                                    F-3

Statements of Operations                                          F-4

Statements of Stockholders' Equity                                F-5

Statements of Cash Flows                                          F-7

Notes to the Financial Statements                                 F-8

                INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Beck & Co.
(A Development Stage Company)
Sandy, Utah


We have audited the accompanying balance sheets of Beck & Co. (a development stage company) as of March 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999, and from inception on April 14, 1998 through December 31, 1998 and through March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beck & Co. (a development stage company) as of March 31, 1999 and December 31, 1998 and the results of its operations and its cash flows for the three months ended March 31, 1999, and from inception on April 14, 1998 through December 31, 1998 and through March 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result form the outcome of the uncertainty.


Jones, Jensen & Company
Salt Lake City, Utah
June 24, 1999

                           BECK & CO.
                  (A Development Stage Company)
                         Balance Sheets


                             ASSETS

                                                   March 31,       December 31,
                                                        1999                1998

CURRENT ASSETS

 Cash                                            $   16,774              $2,737

  Total Current Assets                               16,774               2,737

  TOTAL ASSETS                                   $   16,774              $2,737


              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

 Note payable - related party (Note 4)           $    2,500              $1,000

  Total Current Liabilities                           2,500               1,000

STOCKHOLDERS' EQUITY

 Preferred stock, $0.001 par value: 5,000,000
  shares authorized; -0- and -0- shares issued and
  outstanding, respectively                               -                   -
 Common stock, $0.001 par value: 20,000,000
  shares authorized; 1,521,750 and 1,507,000 shares
  issued and outstanding, respectively                1,522               1,507
 Additional paid-in capital                          21,728               6,993
 Deficit accumulated during the development stage    (8,976)             (6,763)

  Total Stockholders' Equity                         14,274               1,737

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $  16,774            $  2,737










 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Operations


                                  For the
                             Three Months                    From Inception on
                                    Ended               April 14, 1998 Through
                                March 31,         December 31,       March 31,
                                     1999                 1998            1999

NET SALES                      $      185           $   13,229       $  13,414

COST OF SALES                          28                8,940           8,968

GROSS PROFIT                          157                4,289           4,446

EXPENSES

 General and administrative         2,370               11,052          13,422

  Total Expenses                    2,370               11,052          13,422

NET LOSS                       $   (2,213)          $   (6,763)      $  (8,976)

BASIC LOSS PER SHARE           $    (0.00)          $    (0.00)

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING          1,507,000            1,480,492






















 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
               Statements of Stockholders' Equity
     From inception on April 14, 1998 through March 31, 1999


                                                                 Deficit
                                                             Accumulated
                                          Additional          During the
                                         Common Stock            Paid-in
                              Development
                                   Shares      Amount     Capital       Stage

Balance at inception on
 April 14, 1998                         -      $    -     $     -       $     -

Issuance of common stock for
 services at $0.001 per share   1,000,000       1,000           -             -

Issuance of common stock for
 cash at $0.001 per share         500,000         500           -             -

Issuance of common stock for
 cash at $1.00 per share            7,000           7       6,993             -

Net loss from inception on
 April 14, 1998 through
 December 31, 1998                      -           -           -        (6,763)

Balance, December 31, 1998      1,507,000       1,507       6,993        (6,763)

Issuance of common stock for
 cash at $1.00 per share           14,750          15      14,735             -

Net loss for the three months
 ended March 31, 1999                   -           -           -        (2,213)

Balance, March 31, 1999         1,521,750      $1,522   $  21,728     $  (8,976)


















 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                    Statements of Cash Flows


                                                        For the
                                                   Three Months               From Inception on
                                                          Ended          April 14, 1998 Through
                                                      March 31,     December 31,      March 31,
                                                           1999            1998           1999

CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net loss                                           $   (2,213)    $    (6,763)      $ (8,976)
 Adjustments to reconcile net loss to net cash
  used by operating activities:
  Common stock issued for services                           -           1,000          1,000
  Increase in accounts payable                           1,500           1,000          2,500

   Net Cash Used by Operating Activities                  (713)         (4,763)        (5,476)

CASH FLOWS FROM INVESTING
 ACTIVITIES:                                                 -               -              -

CASH FLOWS FROM FINANCING
 ACTIVITIES:

 Common stock issued for cash                           14,750           7,500         22,250

   Net Cash Provided by Financing
    Activities                                          14,750           7,500         22,250

NET INCREASE (DECREASE) IN CASH                         14,037           2,737         16,774

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF PERIOD                                     2,737               -              -

CASH AND CASH EQUIVALENTS AT
 END OF PERIOD                                      $   16,774      $    2,737        $16,774


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

 Interest paid                                      $        -      $        -        $     -
 Income taxes paid                                  $        -      $        -        $     -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

 Common stock issued for services                   $        -      $    1,000        $ 1,000




 The accompanying notes are an integral part of these financial statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
              March 31, 1999 and December 31, 1998


NOTE 1 -                     NATURE OF ORGANIZATION

       The financial statements presented are those of Beck & Co. (the Company). The Company was organized under the
       laws  of  the State of Nevada on April 14, 1998.   The
       Company was organized for the purpose of offering mail order and internet retail jewelry sales.

NOTE 2 -                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The financial statements are prepared using the accrual method of accounting. The Company has elected a December
       31 year end.

       b.  Provision for Taxes

       At March 31, 1999, the Company has net operating loss carryforwards of approximately $9,000 that may be offset
       against  future taxable income through 2013.   No  tax
       benefit has been reported in the financial statements because the Company believes there is a 50% or greater
       chance   the   carryforwards   will   expire   unused.
       Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       e.  Basic Loss Per Share

       The computation of basic loss per share of common stock
       is  based  on  the weighted average number  of  shares
       outstanding   during  the  period  of  the   financial
       statements.

                           BECK & CO.
                  (A Development Stage Company)
                Notes to the Financial Statements
              March 31, 1999 and December 31, 1998


NOTE 3 -                     GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 -                     NOTE PAYABLE - RELATED PARTY

       As of March 31, 1999 and December 31, 1998, the Company owed a related party $2,500 and $1,000, respectively.
       The note is due in full on March 31, 2000 and will accrue interest at 10% per annum beginning April 1, 1999.